1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 20, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Announces Candidates for Board of Directors

Hsinchu, Taiwan, R.O.C., April 20, 2018 –TSMC held a special meeting of the Board of Directors today and approved nine candidates for Board of Directors, including four current Directors, Mr. F.C. Tseng, Ms. Mei-ling Chen, Mr. Mark Liu, and Mr. C.C. Wei, as well as five current Independent Directors, Sir Peter L. Bonfield, Mr. Stan Shih, Mr. Thomas J. Engibous, Ms. Kok-Choo Chen, and Mr. Michael R. Splinter. These nine candidates for Board of Director will stand for election at TSMC’s Annual General Meeting on June 5, 2018.

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TSMC Spokesperson: Lora Ho TSMC Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director TSMC Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com